KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	2,744,260
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization		(250,626)
Receivable from related entities		(1,505,756)
Other accrued expenses		47,950
Payable to related entities		1,809
Net cash provided by operating activities		1,037,637
Cash flows from investing activities:		
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital distributions		(1,030,000)
Net cash used in financing activities		(1,030,000)
Net change in cash and cash equivalents		7,637
Cash and cash equivalents at beginning of year		1,287
Cash and cash equivalents at end of year	$	8,924
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	6,684
Income taxes	$	-
Supplemental disclosure of non cash financing activities:		
Capital contribution	$	69,682

See notes to financial statements and report of independent registered public accounting firm.